Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Successor						Predecessor
	Fiscal year ended December 26, 2010	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008		39 weeks ended December 30, 2007		13 weeks ended April 2, 2007	Fiscal year ended December 31, 2006
Fixed charges as defined:
Interest expense	$236,004	$121,167	$153,280		$124,504		$39,079	$86,615
One-third of non-cancelable lease rent	4,071	1,756	1,654		784		501	2,026

Total fixed charges (A)	$240,075	$122,923	$154,934		$125,288		$39,580	$88,641

Eanings as defined:
Earnings (loss) before income taxes	$29,436	$24,880	$(1,545)		$(23,963)		$(60,365)	$60,022
Add fixed charges	240,075	122,923	154,934		125,288		39,580	88,641

Earnings and fixed charges (B)	$269,511	$147,803	$153,389		$101,325		$(20,785)	$148,663

Ratio of earnings to fixed charges: (B/A)	1.12x	1.20x	NM	(1)	NM	(1)	NM (2)	1.68x

(1)	The Successor’s earnings for the fiscal years ending 2008 and the 39 weeks ending December 30, 2007 were insufficient to cover fixed charges by $1.5 million and $24.0 million, respectively.

(2)	The Predecessor’s earnings for the 13 weeks ending April 2, 2007 were insufficient to cover fixed charges by $60.3 million.